SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 1)*

Equus Total Return, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

294766100

(CUSIP Number)

Fraser Atkinson
Mobiquity Investments Limited
19105 36th Avenue West
Suite 213
Lynnwood, WA 98036
(800) 262-1633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2010

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294766100	13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Mobiquity Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 39-2076210

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 822,031

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 822,031

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,031

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 294766100	13D/A	Page 3 of 14 Pages

SCHEDULE 13D

CUSIP No.
294766100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Versatile Systems Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 822,031

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 822,031

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,031

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 294766100	13D/A	Page 4 of 14 Pages

Item 1. Security and Issuer.

          This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements or amends and restates, as indicated, the Statement on Schedule 13D filed on October 5, 2009 by the Reporting Persons (the “Schedule 13D”) with respect to the shares of common stock (the “Common Stock”) of Equus Total Return, Inc., a Delaware corporation (the “Fund”). This Amendment No. 1 is being filed to amend or supplement Items 2, 3, 4, 5, 6, and 7 of the Schedule 13D. Except as herein amended or supplemented all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background.

          The information set forth in Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

          Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A are the respective names, business addresses, principal present occupations and citizenships of the executive officers, directors and control persons of each of MIL and VSI, as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

          The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

          MIL acquired 125,162 shares of Common Stock between January 8, 2010 and February 17, 2010 for an aggregate price of $421,777.89 (inclusive of brokerage commissions) through open market transactions. VSI advanced all of the funds used to purchase these shares to MIL. MIL also sold 40,700 shares of Common Stock between October 26, 2009 and November 27, 2009.

Item 4. Purpose of Transaction.

          The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

          The Reporting Persons and the Fund have completed discussions pursuant to which the Fund has agreed to nominate Fraser Atkinson, Alessandro Benedetti, John Hardy and Bertrand des Pallieres as directors of the Fund (the “Nominees”) and to support the election of the Nominees at the Fund’s Annual Meeting scheduled to be held on May 12, 2010. On April 13, 2010, the Fund filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission to, among other things, solicit stockholders of the Fund to vote in favor of the Nominees selected by the Reporting Persons, along with the other nominees for director in connection with the Fund’s 2010 Annual Meeting. The board of directors of the Fund expects that the Nominees will provide the Fund with access to investment opportunities, capital as required, execution capacity and management expertise. These are necessary elements to grow the Fund.

          Other than as supplemented herein, the Reporting Persons continue to have the purposes and intentions as more fully set forth in the Schedule 13D.

Item 5. Interests in Securities of the Issuer.

          The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 294766100	13D/A	Page 5 of 14 Pages

(a) Each Reporting Person beneficially owns 822,031 shares of Common Stock, which represent approximately 9.28% of the issued and outstanding shares of Common Stock.

(b) Each Reporting Person has the power to vote, or direct the vote, and dispose of, or direct the disposition of, 822,031 shares of Common Stock, which represent approximately 9.28% of the outstanding shares of Common Stock.

(c) Information with respect to all transactions in the shares of Common Stock beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Annex A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          See the discussion of the nomination as directors of the Nominees as referenced in Item 4 above.

Item 7. Materials to be filed as Exhibits.

          The information set forth in Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit A. Officers and Directors of MIL and VSI.

CUSIP No. 294766100	13D/A	Page 6 of 14 Pages

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2010

MOBIQUITY INVESTMENTS LIMITED

By:	/s/ Fraser Atkinson

Name: Fraser Atkinson
Title: Chief Financial Officer

VERSATILE SYSTEMS INC.

By:	/s/ John Hardy

Name: John Hardy
Title: Chief Executive Officer

CUSIP No. 294766100	13D/A	Page 7 of 14 Pages

EXHIBIT A

Officers and Directors of MIL and VSI

          MIL is a wholly-owned subsidiary of VSI, and therefore VSI ultimately controls MIL. The name, business address, present principal occupation, and citizenship of each director, executive officer and control person of MIL, and each executive officer and director of VSI, are set forth below.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship

John Hardy 355 Burrard Street Suite 910 Vancouver, B.C., Canada

MIL
Chief Executive Officer and Director of MIL. MIL is a wholly owned subsidiary of VSI. MIL’s principal office is located at Suite 213 - 19105 36th Avenue West, Lynnwood, WA 98036.

VSI
Chairman, CEO and Director of VSI. Mr. Hardy owns 2.57% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

Canada

CUSIP No. 294766100	13D/A	Page 8 of 14 Pages

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship

Fraser Atkinson 355 Burrard Street Suite 910 Vancouver, B.C. Canada

MIL
Chief Financial Officer and Director of MIL. MIL is a wholly owned subsidiary of VSI. MIL’s principal office is located at Suite 213 - 19105 36th Avenue West, Lynnwood, WA 98036.

VSI
CFO, Corporate Secretary and Director of VSI. Mr. Atkinson owns 2.62% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

Canada

CUSIP No. 294766100	13D/A	Page 9 of 14 Pages

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship

Malcolm Clay 355 Burrard Street Suite 910 Vancouver, B.C., Canada

VSI
Independent Director and Chair of the Audit Committee of VSI. Mr. Clay is an independent businessman and corporate director. Mr. Clay owns 0.32% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

Canada

CUSIP No. 294766100	13D/A	Page 10 of 14 Pages

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship

Bertrand Des Pallieres 96 Baker Street, 3rd Floor, London, UK W1U 6TJ

VSI
Independent Director of VSI. Mr. Des Pallieres is the Chief Executive Officer of SPQR Capital LLP, which is an independent financial institution authorized and regulated by the UK Financial Services Authority. Mr. Des Pallieres owns 19.57% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

France

CUSIP No. 294766100	13D/A	Page 11 of 14 Pages

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship

Alessandro Benedetti 7 Riva Paradiso 69000 Lugano, Switzerland

VSI
Independent Director of VSI. Mr. Benedetti is the Chief Executive Officer of SAE Capital Ltd., which is a private investment firm. Mr. Benedetti owns 18.50% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

Italy

CUSIP No. 294766100	13D/A	Page 12 of 14 Pages

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship

Kais Laouiti 3rd Floor, Block B, Lots 1.5.5 les Jardins du Lac, Les Berges du Lac, 1053 Tunis, Tunisia

VSI
Independent Director of VSI. Mr. Laouiti is the Managing Director of NewInvest, which is a private investment firm. Mr. Laouiti owns or has voting power over 2.03% of the voting equity in VSI. VSI is a public company listed on the TSX Venture Exchange and on AIM of the London Stock Exchange. VSI’s principal office is located at Suite 910 – 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8.

France and Tunisia

CUSIP No. 294766100	13D/A	Page 13 of 14 Pages

ANNEX A

INFORMATION WITH RESPECT TO TRANSACTIONS
OF SHARES BY MIL SINCE THE REPORTING PERSONS’
LAST REPORTED FILING ON SCHEDULE 13D

Date	Number of shares purchased (sold)[1]	Price per share ($)[2]

26-Oct-09	(700)	3.93
26-Oct-09	(100)	3.92
26-Oct-09	(100)	3.91
26-Oct-09	(4,100)	3.85
26-Oct-09	(500)	3.89
26-Oct-09	(200)	3.88
11-Nov-09	(2,200)	3.49
11-Nov-09	(100)	3.50
11-Nov-09	(10)	3.51
11-Nov-09	(1,200)	3.46
11-Nov-09	(200)	3.45
11-Nov-09	(1,100)	3.42
11-Nov-09	(2,200)	3.41
11-Nov-09	(787)	3.40
11-Nov-09	(200)	3.39
11-Nov-09	(100)	3.38
11-Nov-09	(1,903)	3.18
27-Nov-09	(400)	3.33
27-Nov-09	(200)	3.32
27-Nov-09	(1,800)	3.31
27-Nov-09	(22,600)	3.26
8-Jan-10	1,000	3.40
11-Jan-10	1,000	3.36
11-Jan-10	200	3.35
11-Jan-10	300	3.35
11-Jan-10	500	3.36
11-Jan-10	600	3.35
11-Jan-10	200	3.35
11-Jan-10	200	3.35
11-Jan-10	600	3.36
11-Jan-10	900	3.50
13-Jan-10	21,993	3.38
13-Jan-10	500	3.32
15-Jan-10	1,900	3.41
20-Jan-10	1,000	3.44
21-Jan-10	3,674	3.38
27-Jan-10	16,400	3.40

[1] All purchases/sales were effected through open market transactions.
[2] Inclusive of brokerage commissions.

CUSIP No. 294766100	13D/A	Page 14 of 14 Pages

Date	Number of shares purchased (sold)[1]	Price per share ($)[2]

27-Jan-10	3,400	3.31
27-Jan-10	900	3.32
27-Jan-10	18,000	3.32
27-Jan-10	1,400	3.32
28-Jan-10	1,834	3.40
29-Jan-10	500	3.33
29-Jan-10	100	3.33
29-Jan-10	5,295	3.38
29-Jan-10	2,228	3.33
1-Feb-10	100	3.33
1-Feb-10	695	3.33
1-Feb-10	100	3.33
1-Feb-10	300	3.33
1-Feb-10	100	3.33
1-Feb-10	643	3.33
1-Feb-10	200	3.33
2-Feb-10	5,954	3.39
4-Feb-10	4,000	3.42
5-Feb-10	1,900	3.38
10-Feb-10	3,100	3.39
17-Feb-10	946	3.37
17-Feb-10	10,000	3.35
17-Feb-10	12,500	3.38